Superfund Advisors, Inc.	Code of Ethics

CODE OF ETHICS

Superfund Advisors, Inc.

Mr. Mahendra Singh
Chief Compliance Officer
February 1, 2022

Superfund Advisors, Inc.	Code of Ethics

Table of Contents

1	General Principles	1
2	Definitions	1
3	General Standards of Conduct	5
3.1	Corporate Conduct	5
3.2	Individual Conduct	5
4	Ethical Business Practices	6
4.1	Compliance with Laws and Regulations	6
4.2	Falsification or Alteration of Records	6
4.3	Political Contributions	6
4.4	Payments to Government Officials or Government Access Persons	7
4.5	Competition and Fair Dealing	7
4.6	Privacy or Personal Information	7
5	Protection of Proprietary and Confidential Information	7
5.1	Confidentiality of Firm Information	7
5.2	Confidentiality of Investor Information	8
6	Prohibition Against Insider Trading	8
6.1	Policy on Insider Trading	9
6.2	Material Non-Public Information	10
6.2.1	Material Information	10
6.2.2	Non-Public Information	10
6.2.3	Identifying Inside Information	11
6.2.4	Contacts with Public Companies	11
6.2.5	Tender Offers	11
6.2.6	Safeguards to Confidentiality	12
6.3	Securities Trading Policy	12
6.4	Conflicts of Interest and Prohibited Activities	13
6.4.1	Conflicts of Interest and Prohibited Activities	13

Superfund Advisors, Inc.	Code of Ethics

6.4.2	Gifts	13
6.4.3	Reporting of and Consent for Outside Activities	14
6.4.4	Confidentiality	14
6.4.5	Involvement in Litigation	16
6.4.6	Regulatory Inquires	16
6.4.7	Disciplinary Matters – Reportable Events	17
6.5	Reporting Personal Securities Holdings and Transactions	18
6.6	Specific Trading Limitations	20
6.7	Watch Lists and Restricted Lists	21
6.8	Brokerage Restrictions	21
7	Outside Requests for Information	22
8	Implementation and Enforcement	22
8.1	Management Responsibility	22
8.2	Record Retention	22
8.3	Enforcement	22
9	Persons Covered	23
10	Help and Information	23
11	General Statement	23
12	Acknowledgement of Receipt and Compliance with the Code	24

Superfund Advisors, Inc.	Code of Ethics

1.	General Principles

Superfund Advisors, Inc. (“Superfund Advisors” or “Firm”) maintains a policy of strict compliance with the highest standards of ethical business conduct and the provisions of applicable federal securities laws including rules and regulations promulgated by the Securities and Exchange Commission (SEC). This Code of Business Conduct and Ethics (the “Code”) applies to each Access Person of the Firm. It is designed to ensure compliance with legal requirements and to promote values such as accountability and integrity within the Firm’s business operations.

The Access Person has the responsibility at all times to place the interests of Clients first, to not take advantage of Client transactions, and to avoid any conflicts, or the appearance of conflicts with the interest of Clients. The Policy on Personal Securities Transactions provides rules concerning his or her personal transactions in Securities that the Access Person must follow in carrying out these responsibilities. The Access Person also has a responsibility to act ethically, legally, and in the best interest of Superfund Advisors and its Clients at all times. The Code sets forth specific rules regarding these obligations to guide the actions and decisions of all Access Persons.

While this Code does not address every possible situation that may arise, every Access Person is responsible for exercising good judgment, applying ethical principles, and bringing potential violations of the Code to the attention of the Chief Compliance Officer (“CCO”), Mr. Mahendra Singh, of Superfund Advisors. To this end, Access Persons shall read and understand this Code and uphold the standards in the Code in their day-to-day activities at the Firm.

2.	Definitions

Access Person[1]

■      A director, trustee or officer of the Firm or any affiliated entity.

■      An employee of the Firm, any company affiliated thereto, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Securities by a Client, or whose functions relate to the making of any recommendations with respect to the purchases or sales (including a portfolio manager, investment counselor, investment analyst, trader, and most administrative personnel who assist those whose functions relate to the making of recommendations);

■      A natural person in a control relationship to the Firm, a Fund, or any affiliated entity who obtains information concerning recommendations made to the Fund or other Client with regard to

[1]	For purposes of this Code, all Supervised and Access Persons are subject to the provisions of the Code, and are collectively referred to as “Access Persons.”

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Superfund Advisors, Inc.	Code of Ethics

the purchase or sale of Securities by the Fund or other Client and any supervised persons;

■      Anyone who has access to non-public information regarding any Clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund; or

■      Anyone who is involved in making securities recommendations to Clients, or who has access to such recommendations that are non-public.

Automatic investment plan	A program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

Beneficial ownership	Interpreted in the same manner as it would be under § 249,16a-1(a)(2) of this chapter in determining whether a person has beneficial ownership of a security for purposes of section 16 of the Securities Exchange Act of 1934 (15 U.S.C. 78p) and the rules and regulations thereunder. Any report required by paragraph (b) of this section may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security to which the report relates.

Client Accounts	All accounts managed by the Firm.

Client	Any person or entity for which the Firm provides investment advisory services.

Code	Refers to this Code of Business Conduct and Ethics.

Firm	Refers to Superfund Advisors, Inc.

CCO	Refers to the Chief Compliance Officer.

Employee	Refers to each employee, supervised persons and investment professionals, officers and directors associated with the Firm.

Federal securities laws	Refers to the Securities Act of 1933 (15 U.S.C. 77a-aa), the Securities Exchange Act of 1934 (15 U.S.C. 78a-mm), the Sarbanes-Oxley Act of 2002 (Pub. L. 107-204, 116 Stat. 745 (2002)], the Investment Company Act of 1940 (15 U.S.C. 80a), the Investment Advisers Act of 1940 (15 U.S.C. 80b), Title V of the Gramm-Leach-Bliley Act [(Pub. L. No. 106-102, 113 Stat. 1338 (1999)], any rules adopted by

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Superfund Advisors, Inc.	Code of Ethics

the Commission under any of these statutes, the Bank Secrecy Act (331 U.S.C. 5311 – 5314 – 5332) as it applies to funds and investment advisers, and any rules adopted thereunder by the Commission or the Department of the Treasury.

Fund	An investment company registered under the Investment Company Act.

Immediate Family	Refers to the spouse, minor children, and relatives living in the principal residence as the director, officer or Access Person of the Firm.
Investment Professional[2]

■       An Access Person of the Firm, or any of its affiliates, who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of Securities by the Fund or other Client (including a portfolio manager, an investment counselor, and an investment analyst); and

■       A natural person who controls the Firm, an affiliate of the Firm, or a Fund and who obtains information concerning recommendations made to the Fund or other Client with regard to the purchase or sale of securities by the Fund or other Client.

Large Cap Issuer	An issuer of Securities with an equity market capitalization of more than $2 billion USD.
Limited Offering

An offering that is exempt from registration under the Securities Act of 1933, pursuant to section 4(2) or section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933. A Limited Offering thus includes an offering commonly referred to as a private placement, as well as a non-public offering in limited amounts available only to certain investors. A Limited Offering includes any offer to you to purchase any Securities, whether stock, debt securities, or partnership interests, from any entity, unless those Securities are registered under the Securities Act of 1933 (that is, are publicly offered/publicly traded Securities).

Purchase or sale of a security	Includes, among other things, the writing of an option to purchase or sell a security.
Reportable Fund	■ Any fund for which the Firm serves as an investment adviser as defined in section 2(a)(20) of the Investment Company Act of

[2]	Note: Every investment professional is also an Access Person.

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1940 [15 U.S.C. 80a-2(a)(20)] (i.e., in most cases must be approved by the fund’s board of directors before the Access Person can serve); or

■       Any fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, control has the same meaning as it does in section 2(a)(9) of the Investment Company Act of 1940 [15 U.S.C. 80a-2(a)(9)].

Reportable security

A security as defined in section 202(a)(18) of the Act (15 U.S.C. 80b- 2(a)(18)], except that it does not include:

■       Direct obligation of the Government of the United States;

■       Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

■       Shares issued by money market funds;

■       Shares issued by open-end funds other than reportable funds; and

■       Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

SEC	Refers to the United States Securities and Exchange Commission.
Securities

Refers to notes, stocks, treasury stocks, bonds, debentures, evidences of indebtedness, certificates of interest or participation in any profit sharing agreement, collateral trust certificates, pre-organization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, certificates of deposit for a security, fractional undivided interests in oil, gas, or other mineral rights, puts, calls, straddles, options, or privileges on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or puts, calls, straddles, options, or privileges entered into on a national securities exchange relating to foreign currency, or in general, any interests or instruments commonly known as “securities,” or “commodities” or any certificates of interest or participation in, temporary or interim certificates for, receipts for, guarantees of, or warrants or rights to subscribe to or purchase any of the foregoing, but do not include shares issued by open-end investment companies registered under the Investment Company Act of 1940, direct obligations of the government of the United States, bankers acceptances, bank certificates of deposit, commercial paper,

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Superfund Advisors, Inc.	Code of Ethics

or high quality short-term debt instruments, including repurchase agreements.

Supervised person	Any partner, officer, director (or other person occupying a similar status or performing similar functions), or Access Person of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.

3.	General Standards of Conduct

3.1	Corporate Conduct

The following general standards of conduct guide the Firm’s corporate conduct:

■	The Firm will act in accordance with applicable laws and regulations;

■	The Firm will uphold the values of accountability and integrity in all business dealings;

■	The Firm will provide products and services designed to help Clients achieve their financial goals;

■	The Firm will promote a strong compliance culture within the workplace;

■	The Firm will provide employment opportunities without regard to race, color, sex, religion, age, national origin, ancestry, citizenship, disability, pregnancy, medical condition, marital status, sexual orientation, veteran status, political affiliation, or any other characteristic protected by federal or state law; and

■	The Firm will support the communities in which it operates.

3.2	Individual Conduct

The following general principles guide the individual conduct of each Access Person:

■	The Access Person will not take any action that will violate any applicable laws or regulations;

■	The Access Person will adhere to the highest standards of ethical conduct;

■	The Access Person will uphold the core values of accountability and integrity;

■	The Access Person will maintain the confidentiality of all information obtained during the course of employment with the Firm;

■	The Access Person will bring any issues reasonably believed to place the Firm at risk to the attention of the CCO;

■	The Access Person will not abuse or misappropriate the Firm’s assets or use them for personal gain;

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Superfund Advisors, Inc.	Code of Ethics

■	The Access Person will not engage in any activities that create a conflict of interest between the Access Person and the Firm;

■	The Access Person will not engage in any activities that negatively impact the reputation of the Firm;

■	The Access Person will deal fairly with Clients, colleagues, and other stakeholders; and

■	The Access Person will comply with this Code.

4.	Ethical Business Practices

4.1	Compliance with Laws and Regulations

It is the policy of the Firm that any violation of applicable laws and of this Code shall be immediately reported to the CCO. An Access Person must not conduct individual investigations, unless authorized to do so by the CCO. An Access Person, who in good faith raises an issue regarding a possible violation of law, regulation or Firm policy or any suspected illegal or unethical behavior will be protected from retaliation.

4.2	Falsification or Alteration of Records

Falsifying or altering records or reports, preparing records or reports that do not accurately or adequately reflect the underlying transactions or activities, or knowingly approving such conduct is prohibited. Examples of prohibited financial or accounting practices include:

■	Making false or inaccurate entries or statements in any Firm or Client books, records, or reports that intentionally hide or misrepresent the true nature of a transaction or activity;

■	Manipulating books, records, or reports for personal gain;

■	Failing to maintain books and records that completely, accurately, and timely reflect all business transactions;

■	Maintaining any undisclosed or unrecorded Firm or Client funds or assets;

■	Using funds for a purpose other than the described purpose; and

■	Making a payment or approving a receipt with the understanding that the funds will be, or have been, used for a purpose other than what is described in the record of the transaction.

4.3	Political Contributions

No corporate funds, merchandise, or service may be paid or furnished, directly or indirectly, to a political party, committee, organization or to a political candidate or incumbent, except if legally permissible and if approved in advance in writing by the CCO. This Code does not apply to or restrict the ability of any Access Person of the Firm to participate voluntarily in political activities

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Superfund Advisors, Inc.	Code of Ethics

on their own personal time or to make personal contributions. However, the Firm is prohibited from reimbursing any Access Person for political contributions made from such individual’s personal funds.

4.4	Payments to Government Officials or Government Access Persons

Firm funds or gifts may not be furnished, directly or indirectly to a Government Official, Government Access Person or politician for the purpose of obtaining or maintaining business on behalf of the Firm. Such conduct is illegal and may violate federal and state criminal laws. Assistance or entertainment provided to any government office should never, in form or substance, compromise the Firm’s arms-length business relationship with the government agency or official involved.

4.5	Competition and Fair Dealing

The Firm seeks to outperform its competition fairly and honestly. The Firm seeks competitive advantages through superior performance, not through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent, or inducing such disclosures by past or present Access Persons of other companies is prohibited. Each Access Person of the Firm should endeavor to respect the rights of and deal fairly with the Firm’s Clients, customers, vendors, suppliers, and competitors. No Access Person of the Firm should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice. The Firm’s Access Persons should not falsely disparage or make unfair negative comments about its competitors or their products and services. Negative public statements concerning the conduct or performance of any former Access Person of the Firm should also be avoided.

4.6	Privacy of Personal Information

The Firm will acquire and retain only personal information that is required for the effective operation of the business of the Firm or that is required by law in the jurisdictions in which the Firm operates. Access to such information will be restricted internally to those with a legitimate need to know. Access Person communications transmitted by the Firm’s systems are not considered private.

5.	Protection Of Proprietary and Confidential Information

5.1	Confidentiality of Firm Information

Information generated in the Firm is a valuable company asset. Protecting this information plays a vital role in the Firm’s continued growth and ability to compete. Such information includes, among other things, technical information, such as computer programs and databases, business information

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Superfund Advisors, Inc.	Code of Ethics

such as the Firm’s objectives and strategies, trade secrets, processes, analysis, charts, drawings, reports, sales, earnings, forecasts, relationships with Clients, marketing strategies, training materials, Access Person compensation and records, and other information of a similar nature. Access Persons must maintain the confidentiality of the Firm’s proprietary and confidential information and must not use or disclose such information without the express consent of an officer of the Firm or when legally mandated. Adhering to this principle is a condition of continued service or employment.

5.2	Confidentiality of Investor Information

As a registered investment adviser, the Firm has particular responsibilities for safeguarding its investors’ information and the proprietary information of the Firm. Access Persons should be mindful of this obligation when using the telephone, fax, telex, electronic mail, and other electronic means of storing and transmitting information. Access Persons should not discuss confidential information in public areas, read confidential documents in public places, or leave or discard confidential documents where they can be retrieved by others. Moreover, confidential, non-public information relating to the Firm and/or its investors must never be shared in public or private social media posts.

Information concerning the identity of investors and their transactions and accounts is confidential. Such information may not be disclosed to persons within the Firm except as they may need to know it in order to fulfill their responsibilities to the Firm. The Access Person may not disclose such information to anyone or any Firm outside the Firm unless (i) the outside Firm requires the information in order to perform services for the Firm and is bound to maintain its confidentiality; (ii) when the Client has consented or been given an opportunity to request that the information not be shared; (iii) as required by law; or (iv) as authorized by the CCO.

Information regarding investor orders must not be used in any way to influence trades in personal accounts or in the accounts of other Clients, including those of other Access Persons. Trading ahead of a Client’s order known as “front-running” is prohibited. Following a Client’s order with Access Person trading activity is known as “piggybacking” or “shadowing” and is likewise prohibited. Six- month short-swing transactions (e.g., a sale and a purchase, or a purchase and a sale, occurring within a six-month period) are also prohibited. If an Access Person reasonably believes improper trading in personal or Client accounts has occurred, he/she must report such conduct to the CCO.

6.	Prohibition Against Insider Trading

An Access Person who trades securities while in possession of material, non-public information or improperly communicates that information to others may face severe penalties. The Firm may impose disciplinary actions which may include termination of employment. Criminal sanctions may include a fine of up to $1 million USD and/or ten (10) years imprisonment. The SEC can recover the profits gained or losses avoided through the illegal trading, which can result in a penalty of up to three times (3x) the profit from the illegal trades, and issue an order permanently barring the

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Superfund Advisors, Inc.	Code of Ethics

Access Person from the securities industry. Finally, the Access Person may be sued by investors seeking to recover damages for insider trading violations.

Insider trading laws provide for penalties for “controlling persons” of individuals who commit insider trading. Accordingly, under certain circumstances, a supervisor of an Access Person who is found liable for insider trading may also be subject to penalties.

Furthermore, the Firm could be subject to the following penalties in the event an Access Person is found liable for insider trading:

■	Civil penalties of up to the greater of $1 million USD or three times (3x) the amount of the Access Person’s profits gained or losses avoided for each violation;

■	Criminal fines of up to $2.5 million USD per violation; and

■	Restrictions on the Firm’s ability to conduct certain business activities.

The law of insider trading is unsettled and continuously developing. An individual legitimately may be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, a single question can forestall disciplinary action or complex legal problems. Access Persons are required to notify the CCO immediately if you have any reason to believe that a violation of this Code has occurred or is about to occur.

6.1	Policy on Insider Trading

Access Persons may not trade, personally or on behalf of others (such as investment funds and private accounts managed by the Firm), while in possession of material, non-public information. Access Persons may not communicate material, non-public information to persons outside of the Firm. Furthermore, an Access Person may not communicate material, non-public information to anyone except individuals who are entitled to receive it in connection with the performance of their responsibilities for the Firm. Any such communication with third parties must be approved by the CCO.

Additionally, it is the policy of the Firm to require all Access Persons to provide the Firm with a list of all affiliations either directly or indirectly with any publicly registered companies. Such listings are to include the name of the company, the nature of the affiliation, the percentage ownership (either direct or indirect), and the date in which the affiliation first existed. As described herein, the Firm shall also request duplicate statements and confirmations from other SEC registered broker/dealers for each Access Person of the Firm. Such duplicate account statements shall be reviewed and cross- referenced monthly by the CCO or the designee with regard to trading activities in public corporations listed on the individual’s disclosure list.

Finally, Access Persons are required to notify the CCO immediately if he/she has any reason to believe that a violation of this Code has occurred or is about to occur.

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Superfund Advisors, Inc.	Code of Ethics

6.2	Material Non-Public Information

6.2.1 Material Information

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision with respect to the subject entity. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. For example, information that the Firm is considering whether to buy or sell a publicly traded security of another company, is going to make a trade, or has just made a trade of that security should be treated as material information.

Material information often relates to a company’s results and operations. This may include, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities. In some cases, information about a significant order to purchase or sell securities may be material. Pre-publication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information from The Wall Street Journal’s “Heard on the Street” column.

No simple test exists to determine when information is material. Assessments of materiality involve a highly fact-specific inquiry. If the Access Person is uncertain as to whether certain information is material, he/she should consult with the CCO prior to making any comments to a third party.

6.2.2 Non-Public Information

“Non-public information” is information that is not generally available to the investing public. Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency or some publication of general circulation and after sufficient time has passed so that the information has been disseminated widely.

If the information is not available in the general media or in a public filing, it should be treated as non-public. If the Access Person is uncertain as to whether certain information is non-public, he/she should consult with the CCO prior to making any comment to a third party.

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Superfund Advisors, Inc.	Code of Ethics

6.2.3 Identifying Inside Information

Before executing any trade for him/herself or others, including Client Accounts, the Access Person must determine whether he/she have access to material, non-public information. If the Access Person thinks that he/she might have access to material, non-public information, he/she should take the following steps:

■	Report the information and proposed trade immediately to the CCO;

■	Do not purchase or sell the securities on behalf of him/herself or others, including investment companies or private accounts managed by the Firm;

■	Do not communicate the information inside or outside the Firm, other than to the CCO; and

■	After the CCO has reviewed the issue, the Firm will determine whether the information is material and non-public and, if so, what action the Firm should take.

Access Persons should consult with the CCO before taking any action. This degree of caution will protect the Access Person, the Clients, and the Firm.

6.2.4 Contacts with Public Companies

Contacts with public companies represent an important part of our research efforts. The Firm may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly available information.

While an Access Person must be especially alert to sensitive information, he/she may consider information received directly from a company representative to be public information, unless he/she knows or have reason to believe that such information is not generally available to the investing public. In addition, information that an Access Person receives from company representatives during a conference call that is open to the investment community is public. The disclosure of this type of information is covered by SEC Regulation D.

6.2.5 Tender Offers

Tender offers represent a particular concern in the law of insider trading for two reasons. Firstly, tender offer activity often produces extreme volatility in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Secondly, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material, non-public information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. Access Persons of the Firm and others subject to this Code should exercise particular caution any time they become aware of non-public information relating to a tender offer.

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Superfund Advisors, Inc.	Code of Ethics

6.2.6 Safeguards to Confidentiality

All Access Persons should take the following steps to safeguard the confidentiality of inside information:

■	Do not discuss confidential information in public places such as elevators, hallways, restrooms or at social gatherings;

■	To the extent practicable, limit access to the Firm’s offices where confidential information could be observed or overheard by personnel who have a business need for being in the area;

■	Avoid using speakerphones in areas where unauthorized persons may overhear conversations;

■	Where appropriate, maintain the confidentiality of Client identities by using code names or numbers for confidential projects;

■	Exercise care to avoid placing documents containing confidential information in areas where they may be read by unauthorized person and store such documents in secure locations when they are not in use;

■	Destroy copies of confidential documents no longer needed for a project or not otherwise required to be maintained under federal securities laws;

■	Access Persons engaging in meetings with corporate officers of companies for the purpose of gathering information for research reports or follow-up meetings with companies shall maintain written notes of said meetings, including but not limited to: (i) the names of Firm representatives and of corporate officers of the subject company in attendance; (ii) the time, date and location of the meeting; (iii) the purpose of the meeting; (iv) notes of conversation between the corporate officers and Firm representatives in attendance; and (v) copies of any handouts or other written materials given to Firm representatives in attendance ; and

■	The Firm shall maintain a file containing a list of all research reports, statistical sheets and other written materials issued within the previous 12-month period to Clients of the Firm. Copies of such materials shall also be maintained in the files of the Firm.

6.3	Securities Trading Policy

Various regulations require all broker/dealers and investment advisers to establish, maintain and enforce written policies reasonably designed to prevent the misuse of inside information by the Firm and its Access Persons, particularly with regard to personal trading activity. To comply with these regulations, the Firm has adopted certain securities trading policies. Access Persons should read the securities trading policy closely prior to taking part in any personal securities trading activities. These policies adhere strictly to sound business principles, industry practices and the highest ethical standards. The Firm’s policies are intended to ensure full conformity with the laws, rules and regulations of the governmental bodies and self-regulatory organizations that monitor its business activities.

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Superfund Advisors, Inc.	Code of Ethics

6.4	Conflicts of Interest and Prohibited Activities

6.4.1 Statement on Conflicts of Interest and Prohibited Activities

It is a violation of an Access Person’s duty of loyalty to the Firm for any Access Person without the prior written consent of the CCO:

■	To rebate, directly or indirectly, to any person, Firm or corporation any part of the compensation received from the Firm as an Access Person; and

■	To accept, directly or indirectly, from any person, Firm, corporation or association, other than the Firm, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Firm or a Client Account.

Further, all Access Persons, investment advisory representatives, and supervised persons shall acknowledge that they are familiar with the Firm’s prohibited activities by reviewing and executing the Prohibited Act Form which includes additional prohibited acts.

6.4.2 Gifts

Giving or receiving gifts in a business setting may give rise to an appearance of impropriety or may raise a potential conflict of interest. The Firm has adopted the policies set forth below to guide Access Persons in this area.

Generally, Access Persons should not accept or provide any gifts or favors that might influence the recipient’s decisions regarding business transactions involving the Firm or that others might reasonably believe would influence those decisions. Although modest gifts and favors, which would not be regarded by others as improper, may be accepted or given on an occasional basis; even a nominal gift should not be accepted if, to a reasonable observer, it might appear that the gift would influence the recipient’s business decisions. Where there is a law that affects the conduct of a particular business and the acceptance of gifts of nominal value, the law must be followed. This restriction does not apply to bona fide dining or bona fide entertainment if, during such dining or entertainment, the Access Person is with the person or representative of the entity that does business with the Firm.

To this end, no Access Person shall accept directly or indirectly, give or permit to be given anything of value, including a gift or gratuities, in excess of $100 USD per individual, per year to any person, principal, proprietor, Access Person, agent or representative of the Firm, or to any person, principal, proprietor, Access Person, agent or representative of any other firm engaged in investment advisory or brokerage services where such payment or gratuity is in relation to the business of the employer of the recipient of the payment or gratuity unless approved in writing by the CCO. Further, each Access Person is responsible for notifying the CCO of any such gifts and a written record of all gifts shall be maintained and shall be reviewed by the CCO.

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6.4.3 Reporting of and Consent for Outside Activities

General

In order to ensure that Access Persons devote their time to their duties at the Firm and to ensure that Access Persons do not take on activities that could present conflicts of interest, all outside activities conducted by an Access Person which either involve (i) a substantial time commitment or (ii) employment, teaching assignments, lectures, publication of articles, or radio or television appearances must be approved beforehand by the CCO. The CCO may require full details concerning the outside activity including the number of hours involved and the compensation to be received. Prior to accepting a position as an officer or director in any business, charitable organization, or non-profit organization, an Access Person must also obtain approval from the CCO.

No Access Person shall accept compensation from any other person, or entity, as a result of any business activity, other than as a result of a passive investment, outside the scope of his/her relationship with the Firm unless he/she has provided prompt written notice to the Firm prior to entering into such compensatory relationship and the Firm has approved such relationship in writing. Further, no Access Person of the Firm shall participate in a private securities transaction without first obtaining the prior written approval of the CCO.

Service as a Director

No Access Person may serve on the board of any company whose securities are publicly traded without the prior written approval of the CCO. If such approval is granted, it may be subject to the implementation of appropriate procedures to isolate investment personnel serving as directors from making investment decisions for an account managed by the Firm concerning the company in question.

6.4.4 Confidentiality

Any information that an Access Person obtains regarding advice furnished by the Firm to its Clients, non-public data furnished to the Firm by any Client or the analyses and other proprietary data or information of the Firm is strictly confidential and may not be revealed to third parties. Such information is the property of the Firm and disclosure of such information to any third party without the permission of the CCO or another officer of the Firm is grounds for immediate dismissal by the Firm.

The protection of confidential business and Client information is vital to the interests and the success of the Firm. It is the responsibility of each staff member to safeguard, as confidential, everything known about a Client. Care should be taken that such information is secure. For example, access to files containing material, non-public information and computer files containing such information should be restricted, and conversations containing such information, if appropriate at all, should be conducted in private (for example, not by cellular telephone, to avoid potential interception).

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Superfund Advisors, Inc.	Code of Ethics

Additionally, confidential, non-public information relating to the Firm and/or its investors must never be shared in public or private social media posts.

In order to protect the confidential information of Clients and comply with privacy laws and regulations, the Firm has adopted a Privacy Policy. Each Access Person must familiarize himself or herself with and strictly adhere to the Firm’s Privacy Policy; and all supervised persons shall acknowledge their understanding of these procedures by executing the Privacy Policy Acknowledgement for Access Persons.

During the course of his or her employment, the Access Person may come into the possession of non-public information relating to the Firm, Clients or other persons. This includes information relating to securities transactions on behalf of Clients, advice furnished by the Firm to its Clients, non-public data furnished to the Firm by any Client, agent or contractor of the Firm, Client lists, vendor names, Clients’ customer lists and other Client information. Firm business records, Client files, personnel information, financial information, leases, software, licenses, agreements, computer files, documents, business plans, and the analyses and other proprietary data or information of the Firm and other persons. All of this information, whether or not material and whether about the Firm, its Clients, Access Persons, or other persons, is strictly confidential. This information must not be copied or disclosed to anyone outside the Firm, including his or her family members, or to any Access Person who is not authorized to receive the information, either during or after his or her employment. Any doubts about the confidentiality of information should be resolved in favor of confidentiality. The Access Person should consult the CCO for guidance on specific cases.

As a condition of his or her employment by the Firm, the Access Person agrees that all such confidential information and other property of the Firm and/or its Clients are the property of the Firm and/or its Clients, and will never be given to an outside organization or individual, except through normal channels and an appropriate authorization by the Firm and/or its Clients. The Access Person also agrees not to make unauthorized copies or disclosure of such confidential information or property and upon termination of his or her employment, to return to the Firm, all such items (and all copies thereof in any media) in his or her possession or under his or her control.

Any Access Person who violates this policy will be subject to disciplinary action up to and including possible discharge, whether or not he or she benefits from the disclosed information. Any disclosure or use of such confidential business information or property may also subject an Access Person to civil liability or criminal penalties. If an Access Person breaches this policy, or threatens to commit a breach, in addition to any rights and remedies available to the Firm and/or its Clients, under law, the Firm and/or a Client may seek to enjoin an Access Person from any violation.

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Superfund Advisors, Inc.	Code of Ethics

6.4.5 Involvement in Litigation

Any lawsuits against the Firm should be immediately brought to the attention of the CCO, upon receipt of service or other notification of the pending action. An Access Person must advise the CCO immediately, if he or she becomes involved in, threatened with litigation or an administrative investigation, or proceeding of any kind, is subject to any judgment, order or arrest, or is contacted by any regulatory authority.

Notice also should be given to the CCO, upon receipt of a subpoena for information relating to any matter in litigation, or receipt of a garnishment lien or judgment against the Firm or any of its Clients or Access Persons. The CCO will determine the appropriate response in consultation with the Firm’s legal counsel.

6.4.6 Regulatory Inquiries

All inquiries, notices of examination or inspection, and requests for information, from any governmental agency or self-regulatory organization concerning the Firm should be sent to the CCO and the Firm’s legal counsel upon receipt. The intention behind this policy is to ensure that the Firm responds in a consistent and uniform basis to all regulatory inquiries.

Regulatory inquiries may be received by mail, telephone, facsimile or personal visit. In the case of a personal visit, demand may be made by a regulator for the immediate production or inspection of documents. While any telephone or personal inquiry should be handled in a courteous manner, the caller or visitor should be informed that a response requires the approval of the CCO. In the case of a personal visit, the visitor should be asked to wait briefly while a call is made to the legal counsel for guidance on how to deal with the matter. In the case of a telephone inquiry, the caller should be informed that his or her call will be promptly returned. Letter inquiries should be forwarded to the Firm’s legal counsel for response.

Under no circumstances should any documents, materials or information be released without prior approval of the CCO and legal counsel. In addition, Access Persons should not have substantive discussions with any regulatory personnel without prior consultation with the CCO and the Firm’s legal counsel. This policy is standard industry practice and should not evoke adverse reaction from any experienced regulatory personnel.

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Superfund Advisors, Inc.	Code of Ethics

6.4.7 Disciplinary Matters – Reportable Events

All Access Persons are required to notify the CCO immediately, in the event of any “reportable events.” A reportable event occurs when an Access Person:

■	Violates any provision of any securities law or regulation or any agreement with or rule or standard of any government agency, self-regulatory organization or business or professional organization or has engaged in conduct, which is inconsistent with just and equitable principles of trade or detrimental to the interests or welfare of the exchanges;

■	Is the subject of any written customer complaint involving allegations of theft or misappropriation of funds or securities or forgery;

■	Is named as a defendant or respondent in any proceeding brought by a regulatory or self-regulatory body;

■	Is denied registration, expelled, enjoined, directed to cease and desist, suspended or otherwise disciplined by any securities, insurance or commodities industry regulatory or self-regulatory organization, is denied membership or continued membership in any self-regulatory organization, or is barred from becoming associated with any member or member organization of any self- regulatory organization;

■	Is arrested, arraigned, indicted or convicted of or pleads guilty to or pleads no contest to any criminal offense (other than minor traffic violations);

■	Is a director, controlling stockholder, partner, officer or sole proprietor or an Access Person with a broker, dealer or insurance company, which was suspended, expelled or had its registration denied or revoked by any agency, jurisdiction or organization or is associated in such a capacity with a bank, trust company or other financial institution, which was convicted of or pleaded no contest to any felony or misdemeanor;

■	Is a defendant or respondent in any securities or commodities-related civil litigation or arbitration which has been disposed of by judgment, award or settlement for an amount exceeding $15,000 USD;

■	Is or becomes associated in any business or financial activity with any person who is subject to a “statutory disqualification” as that term is defined in the Securities Exchange Act of 1934; and/or

■	Is the subject of any claim for damages by a customer, broker or dealer, which is settled for an amount, exceeding $15,000 USD.

Although any one of these events may not result in dismissal, disciplinary action up to and including termination may result if an Access Person does not properly notify the CCO immediately following the incident. Where required, the Firm will be responsible for notifying the appropriate authorities of the occurrence of such event by an Access Person.

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Superfund Advisors, Inc.	Code of Ethics

6.5	Reporting Personal Securities Holdings and Transactions

All Access Persons shall be required to notify the CCO, on behalf of the Firm, of the existence of any and all securities accounts maintained by the Access Person with any foreign or domestic brokerage firm, bank, investment adviser or other financial institution. Further, all Access Persons shall be required to notify the CCO on behalf of the Firm and the executing firm in writing, prior to opening a securities account or placing an initial order for the purchase or sale of securities with another firm, any foreign or domestic brokerage firm, bank, investment adviser or other financial institution. The written notice required hereby, shall advise the executing firm, foreign or domestic brokerage firm, bank, investment adviser or other financial institution of: (i) the person’s association with the Firm; and (ii) the Firm’s registration as an investment advisor. However, if the account was established prior to the person becoming associated with the Firm, the Access Person shall notify both the Firm of the account and holdings (utilizing the Form prescribed by the Firm) and the executing firm in writing within ten (10) days of the new association. Finally, for purposes of this section, notification shall not be applicable to transactions and or accounts dealing exclusively in unit investment trusts and variable contracts or redeemable securities of companies registered under the Investment Company Act of 1940, as amended.

The CCO or the designee will review all personal securities transactions and holdings when a person becomes an Access Person and no less than quarterly thereafter or sooner at his discretion.

All Access Persons must comply with the following requirements:

■	Offer investment opportunities to Clients before personally acting on them. Allow the Client a reasonable time-period to act on the opportunity before placing a personal securities transaction. Keep written documentation that the opportunity was first offered to the Client;

■	Prior Approval – All Access Persons (other than those set forth herein) shall be required to obtain the prior approval for the purchase and or sale of all securities executed by such Access Persons. For purposes of this section, securities transactions in unit investment trusts and variable contracts or redeemable securities of companies registered under the Investment Company Act of 1940, as amended, shall not require the pre-approval of the Firm. To the extent necessary, such approval shall be requested utilizing the Securities Transaction Pre-Clearance Request Form (Attachment “G”).

Reporting Requirements

Submit quarterly holdings reports of all personal securities transactions in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership to the CCO or the designee.

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Superfund Advisors, Inc.	Code of Ethics

Access persons must submit to the CCO or the designee, a report of the Access Person’s current securities holding that meets the following requirement:

Each holdings report must contain, at a minimum:

■	The title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership;

■	The name of any broker, dealer, or bank with which the Access Person maintains an account in which any securities are held for the Access Person’ direct or indirect benefit; and

■	The date the Access Person submits the report.

Timing of Holdings Reports

Access persons must each submit a holdings report:

■	No later than 10 days after a person becomes an Access Person, and the information must be current as of the date no more than 45 days prior to the date the person becomes an Access Person; and

■	At least once each 12-month period thereafter, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Transaction Reports

Access persons must submit to the CCO or the designee, quarterly securities transactions reports that meet the following requirement:

■	Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the Access Person had, or, as a result of the transaction required, any direct or indirect beneficial ownership:

w	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

w	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

w	The price of the security at which the transaction was ‘effected’;

w	The name of the broker, dealer or bank with or through which the transaction was ‘effected’; and

w	The date the Access Person submits the report.

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Superfund Advisors, Inc.	Code of Ethics

Timing of Transaction Reports

Each Access Person must submit a transaction report no later than 30 days after the end of each calendar quarter, which the report must cover, at a minimum, all transactions during the quarter.

Exception from Reporting Requirements

■	Any report with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control;

■	A transaction report with respect to transactions effected pursuant to an automatic investment plan; and

■	A transaction report if the report would duplicate information contained in broker trade confirmations or account statements that is held in Access Persons’ records, so long as the CCO or the designee receives the confirmations or statements, no later than 30 days after the end of the applicable calendar quarter.

Pre-approval of Certain Investments

Access persons must obtain the CCO or his designee’s approval before they directly or indirectly acquire beneficial ownership in any security or before investing in an initial public offering (“IPO”) or in a private placement.

Small Advisers

In small advisers where the CCO is the only access person, there is no requirement to submit reports or to document prior approval for investments in any security in an initial public offering or in a limited offering. The CCO must maintain records of all holdings and transactions that this section would otherwise require to be reported.

6.6	Specific Trading Limitations

In addition to the other matters contained herein, the following sets forth the specific trading limitations on Access Persons of the Firm:

■	For securities on the Firm’s recommended list, no Access Person or Access Person-related account may execute short sales or purchases of put options for any purpose within the first three (3) days after the related company or security is placed on a recommended list, and thereafter, only to hedge a position;

■	No purchases or sales of securities should be made for an Access Person or Access Person-related account based on information learned from Clients or derived from Client accounts;

■	No purchases may be made for an Access Person or Access Person-related account of securities in a new issue with respect to which the Firm is acting as an underwriter. Regardless of whether an offering would be deemed a new issue

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Superfund Advisors, Inc.	Code of Ethics

by FINRA or SEC standards, no securities may be allocated to any Access Person or Access Person-related account, so long as there remain unfilled orders of Firm Clients; and

■	No purchase or sale of securities may be made for an Access Person or Access Person-related account if the Access Person knows or has reason to know that a security is the subject of undisclosed Firm material research.

6.7	Watch Lists and Restricted Lists

Whenever the CCO determines that an Access Person of the Firm is in possession of material non- public information with respect to a company (regardless of whether it is currently owned by any Client, but particularly if the Firm is analyzing or recommending securities for Client transactions), such company will be placed either on a Watch List or on a Restricted List. If the company is placed on a Watch List, the flow of information to other Firm personnel will be restricted in order to allow such persons to continue their ordinary investment activities. If the CCO determines that material non-public information is in the possession of an Access Person and cannot be adequately isolated through the use of the Watch List, the company will be placed on the Restricted List. The CCO will also have the discretion of placing a company on the Restricted List even though no breach of the Watch List has or is expected to occur with respect to the material non-public information about the company. Such action may be taken by such persons for the purpose of avoiding any appearance of the misuse of material non-public information. When a company is placed on a Watch List or Restricted List, all Access Persons are prohibited from trading (for his or her personal account or indirect benefit) the securities of those companies.

The CCO will be responsible for determining whether to remove a particular company from the Watch List or Restricted List. The only persons who will have access to the Watch List or Restricted List are Designated Legal or Compliance Representatives and such persons who are affected by the information. The Watch List and Restricted List are highly confidential and should not, under any circumstances, be discussed with or disseminated to anyone other than the persons noted above.

6.8	Brokerage Restrictions

The Firm may require that Access Persons trade only through certain brokers, or may place limitations on the number of brokerage accounts permitted. The Firm will initiate and notify Access Persons of these requirements, as they become necessary.

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Superfund Advisors, Inc.	Code of Ethics

7.	Outside Requests for Information

Outside requests for information concerning the Firm or any Clients, should only be handled by authorized persons. All inquiries from securities analysts or investors must be directed to the CCO, who may in turn direct a prospective investor to the appropriate person. If an Access Person receives an inquiry from a governmental or regulatory agency on matters outside his or her area of responsibility or on legislative issues, such inquiries should be directed to the CCO. General inquiries from the media should be directed to the CCO.

8.	Implementation and Enforcement

8.1	Management Responsibility

Management of the Firm shall be responsible for explanation of this Code, so as to assure Access Person knowledge and compliance, as well as for the enforcement of this Code. As no policy can cover all potential topics, this Code may be supplemented from time to time.

8.2	Record Retention

Investment advisers must keep copies of their Code of Ethics and their Access Persons’ written acknowledgment of receipt of the Code. Investment advisers must also keep records of violations of the Code, records of action taken as a result of violations, and potential conflicts of interest with securities assignments. In addition, investment advisers must keep a record of the names of persons who are currently, or within the past five (5) years were, Access Persons of the investment adviser, holdings and transaction reports made by Access Persons, and records of decisions approving Access Persons’ acquisitions of securities in IPOs and private placements. Records of Access Persons’ personal securities reports (and duplicate brokerage confirmations or account statements in lieu of those reports) may be maintained electronically in an accessible computer database. All records, including Watch Lists and Restricted Lists, must be kept for a minimum of five (5) years, in an easily accessible place.

8.3	Enforcement

Violation of this Code may result in disciplinary action, up to and including termination of employment. Legal proceedings may also be commenced, if necessary to recover the amount of any improper expenditure, any profits realized by the offending Access Person, and any financial detriment sustained by the Firm and its Clients. In appropriate circumstances, violations of this Code will be reported to the applicable authority.

The Firm will work together to ensure compliance with the Code and to take prompt action in response to violations of the Code.

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Superfund Advisors, Inc.	Code of Ethics

9.	Persons Covered

This Code applies to all directors, officers, and Access Persons of the Firm. With regard to personal securities trading and certain other matters described in this Code, the Code also applies to the immediate family (spouses, family members, and others who live in their households). In particular, the Firm’s directors, officers, and Access Persons may not indirectly through a family member do what they cannot do directly. Therefore, all references in the Code to the Firm’s directors, officers, and Access Persons include such individuals, as well as, where appropriate, their immediate families.

10.	Help and Information

All Access Persons are encouraged to bring any questions or concerns regarding the provisions in this Code or its application to their supervisor or any officer of the Firm. This Code is not intended to be a comprehensive rulebook. Certain situations may require specific advice.

11.	General Statement

This Code is a corporate statement of policy, the contents of which may be modified, substituted, or altered at any time by the Firm. All amendments to this Code must be approved by the management of the Firm. This Code is not intended to create a contract of employment or to alter the employment relationship that exists between Access Persons and the Firm.

Annually, the CCO or the designee will provide each Access Person of the Firm with a copy of the Code of Ethics, as well as any amendments as they become available. Access Persons are to provide a written acknowledgement of their receipt of the Code of Ethics and any amendments, within 30 days of receipt.

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Superfund Advisors, Inc.	Code of Ethics

12.	Acknowledgement Of Receipt and Compliance with The Code

I hereby certify that I have received, read, and understood the Code of Business Conduct and Ethics of Superfund Advisors, Inc. (the “Firm”). I understand that a violation of any provision of the Code of Business Conduct and Ethics is grounds for disciplinary action, up to and including termination of my position with the Firm. I also understand that if I discover a violation of any provision of the Code of Business Conduct and Ethics, it is my duty to notify the appropriate authorized persons of the Firm.

I hereby agree to comply with the policies and guidelines set forth in the Firm’s Code of Business Conduct and Ethics.

Signature	Date

Print Name

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